Exhibit 99.1

QIAGEN Announces Closure of Bothell/Seattle Facility

Decision Expected to Increase QIAGEN’s Future Profitability

Bothell, Washington and Venlo, Netherlands, January 08, 2003 – QIAGEN N.V. (Nasdaq: QGENF, Frankfurt, Neuer Markt: QIA) today announced plans to close its Bothell, Washington facility, to cease operations at this site and to relocate various of the site’s activities to other locations of the Company, mainly to its recently opened new facilities in Germantown, Maryland and Hilden, Germany. The closure and relocation is intended to be completed in the second quarter of 2003 and is expected to result in an increase in QIAGEN’s future profitability. Apart from the impacts described in this release, the Company currently does not anticipate other material changes to its previous guidance for its financial performance in 2003.

The Bothell site, located near Seattle, was originally a facility of Rapigene Inc. – which QIAGEN acquired in December 1999. After the acquisition by QIAGEN, the Bothell site focused on providing genotyping services based on its Masscode™ technology as well as related services. While QIAGEN will close its Bothell facility, the Masscode™ intellectual property will continue to serve as an important technology base for tagging nucleic acids and proteins. QIAGEN will also shift its focus from selling the benefits of this technology as a service to supporting its technology access partners in the United States and Japan with the products and accessories necessary to ensure ongoing functionality of their SNP genotyping systems.

“The Masscode™ technology came to QIAGEN through the acquisition of Rapigene Inc. and has the potential for significant strategic value for our Company,” said Dr. Metin Colpan, Chief Executive Officer of QIAGEN. “As a result of this closure, and by benefiting from the operating efficiencies brought to us by our new facilities, we expect a slight improvement in our margins.”

QIAGEN expects its pretax income will increase by approximately $1 to $2 million per year following the closure. The Company’s previous expectations for sales in genotyping and related services prior to the closure for the year 2003 were approximately $8 million at a gross margin of approximately 50% and requiring operating expenses in the Hilden and Bothell facilities of approximately $6 million. An estimated one-time charge of $8 to $12 million before taxes is anticipated, primarily in the fourth quarter of 2002, consisting of severance and other costs of $2 to $4 million, and a non-cash write off of facilities and equipment and other assets, including developed technology and goodwill, totaling $6 to $8 million. After taxes, these costs are expected to result in an EPS charge of between $0.04 and $0.06. QIAGEN’s worldwide workforce will be reduced by approximately 70 employees, bringing the total workforce to approximately 1,600.

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

Contacts:

Peer M. Schatz

Chief Financial Officer

QIAGEN N.V.

+49 2103 2911 702

e-mail: p.schatz@de.QIAGEN.com

Dr. Solveigh Mähler

Manager Investor Relations

QIAGEN N.V.

+49 2103 2911 710

e-mail: s.maehler@de.QIAGEN.com